SOVEREIGN PARTNERS, LLC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003, AND 2002

INDEX TO FINANCIAL STATEMENTS

ACM

Anton Collins Mitchell LLP

Independent Auditors' Report

Members
Sovereign Partners, LLC
Denver, Colorado

We have audited the accompanying consolidated balance sheets of Sovereign Partners, LLC and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, members' equity (deficit) and cash flows for each of the years in the three year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 13, on February 18, 2005, Sovereign Partners, LLC was acquired by USURF America, Inc. ("USURF").

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sovereign Partners, LLC and subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

ACM

Anton Collins Mitchell LLP

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company is thinly capitalized, was not in compliance with certain debt covenants at December 31, 2004 and whose acquirer, USURF, received a going concern opinion from its independent auditors for the year ended December 31, 2004. Although the Company received a waiver of the non-compliance from the affected lender through March of 2005, these conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Anton Collins Mitchell LLP

Anton Collins Mitchell LLP
Denver, Colorado
June 30, 2005

SOVEREIGN PARTNERS, LLC AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2003
(IN THOUSANDS)

	2004	2003
ASSETS (Notes 5, 6, 7 and 10)		
Cash and cash equivalents	$ 818	$ 379
Investment securities (Note 1)	290	641
Accounts and notes receivable	497	386
Due from related parties (Note 12)	307	60
Real estate and land inventory (Note 1)	39,196	31,219
Property and equipment, net (Note 3)	4,220	9,927
Investments in unconsolidated entities (Note 4)	101	54
Prepaid and other assets (Note 2)	582	348
Total assets	$ 46,011	$ 43,014
LIABILITIES AND MEMBERS' EQUITY (DEFICIT)		
Liabilities:		
Accounts payable	$ 177	$ 528
Customer deposits	16	46
Accrued and other liabilities (Note 5)	1,271	1,286
Due to related parties (Note 12)	33	112
Related party debt (Note 7)	3,947	2,508
Lines-of-credit (Note 6)	13,117	9,916
Notes payable (Note 7)	22,006	23,375
Total liabilities	40,567	37,771
Commitments and contingencies (Notes 8, 9 and 13)		
Minority interest in consolidated subsidiaries	5,410	5,854
Members' equity (deficit) (Note 11):		
Members' equity (deficit)	278	(611)
Accumulated other comprehensive loss	(244)	-
Total members' equity (deficit)	34	(611)
Total liabilities and members' equity (deficit)	$ 46,011	$ 43,014

See accompanying notes to consolidated financial statements.

SOVEREIGN PARTNERS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN THOUSANDS)

	2004	2003	2002
Revenues:			
Residential sales	$ 23,908	$ 16,870	$ 29,603
Financial services	3,209	3,714	1,508
Other	503	1,170	1,382
Total revenues	27,620	21,754	32,493
Expenses:			
Cost of residential sales	20,164	12,796	25,386
Cost of financial services	3,042	3,348	1,180
Depreciation expense	603	825	1,138
Other operating expenses	2,061	3,601	3,125
(Gain) loss on sale of property and equipment	(235)	(22)	328
Total expenses	25,635	20,548	31,157
Operating profit	1,985	1,206	1,336
Other income (expense):			
Equity in income (loss) of unconsolidated entities	15	(157)	4
Interest expense	(529)	(955)	(1,177)
Loss on investment securities (Notes 1 and 4)	(151)	(29)	(268)
Other	134	5	-
Total other expense	(531)	(1,136)	(1,441)
Income (loss) from continuing operations before minority interest	1,454	70	(105)
Minority interest in earnings of subsidiaries	(534)	(480)	(514)
Income (loss) from continuing operations	920	(410)	(619)
Loss from discontinued operations (Note 10)	(31)	(256)	(481)
Net income (loss)	$ 889	$ (666)	$ (1,100)

See accompanying notes to consolidated financial statements.

SOVEREIGN PARTNERS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN THOUSANDS)

	SovCo Holdings, LLLP	Sovereign Partners, LLC (Note 1)	Accumulated Comprehensive Loss	Total
Members' Equity, January 1, 2002	$ 625	$ -	$ -	$ 625
Contributions:				
Cash	380	-	-	380
Non-cash	150	-	-	150
Comprehensive loss:				
Net loss	(1,100)	-	-	(1,100)
Total comprehensive loss	(1,100)	-	-	(1,100)
Members' Equity, December 31, 2002	$ 55	$ -	$ -	$ 55
Comprehensive loss:				
Net loss	$ (666)	$ -	$ -	$ (666)
Total comprehensive loss	(666)	-	-	(666)
Members' Deficit, December 31, 2003	$ (611)	$ -	$ -	$ (611)
Transfer of members' deficit to Sovereign Partners, LLC (Note 1)	$ 585	$ (585)	$ -	$ -
Comprehensive income:				
January 1 to June 30, 2004	26	-	-	26
July 1 to December 31, 2004	-	863	-	863
Net income	26	863	-	889
Unrealized losses on marketable securities	-	-	(244)	(244)
Total comprehensive income	26	863	(244)	645
Members' Equity, December 31, 2004	$ -	$ 278	$ (244)	$ 34

See accompanying notes to consolidated financial statements.

SOVEREIGN PARTNERS, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(IN THOUSANDS)

	2004	2003	2002
Cash flows from operating activities:			
Net income (loss)	$ 889	$ (666)	$ (1,100)
Adjustments to reconcile net income (loss) to net cash flows provided by (used in) operating activities:			
Minority interest in earnings of subsidiaries	534	480	514
Equity in (income) loss of unconsolidated entities	(15)	157	(4)
Depreciation expense	603	825	1,138
(Gain) loss on sale of property and equipment	(235)	(22)	328
Loss on investment securities	151	29	268
Changes in assets and liabilities:			
Accounts and notes receivable	(111)	(146)	841
Due from related parties	(247)	(60)	113
Real estate and land inventory	(7,977)	(9,552)	4,007
Prepaid and other	(234)	951	(1,064)
Accounts payable	(351)	470	(204)
Customer deposits	(30)	(36)	(110)
Accrued and other liabilities	(15)	(1,106)	(551)
Due to related parties	(79)	11	(55)
Net cash provided by (used in) operating activities	(7,117)	(8,665)	4,121
Cash flows from investing activities:			
Purchases of investment securities	-	(640)	(298)
Proceeds from sale of investment securities	490	-	-
(Investments in) distribution from unconsolidated entities	(32)	(193)	11
Proceeds from the sale of property and equipment	5,084	6,525	3,240
Purchases and construction of property and equipment	(279)	(2,689)	(3,077)
Net cash provided by (used in) investing activities	5,263	3,003	(124)
Cash flows from financing activities:			
Proceeds from related party debt	1,468	1,105	1,601
Payments on related party debt	(29)	-	(198)
Advances on lines-of-credit	16,453	12,010	16,690
Payments on lines-of-credit	(13,252)	(8,142)	(17,271)
Proceeds from notes payable	12,024	17,749	13,330
Payments on notes payable	(13,393)	(16,183)	(16,262)
Contributions from members	-	-	380
Contributions from minority members	-	90	340
Distributions to minority members	(978)	(1,725)	(2,390)
Net cash provided by (used in) financing activities	2,293	4,904	(3,780)
Net increase (decrease) in cash	439	(758)	217
Cash at beginning of year	379	1,137	920
Cash at end of year	$ 818	$ 379	$ 1,137

Supplemental Cash Flow Information:

	2004	2003	2002
Cash paid during the year for:			
Interest	$ 3,029	$ 2,817	$ 2,173
Non-cash activities included:			
Non-cash contributions	-	-	150
Property and equipment sold for investment securities	534	-	-

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Basis of presentation and nature of operations

The consolidated financial statements include the accounts of Sovereign Partners, LLC (formed under the Colorado Limited Liability Company Act on July 7, 2004), and all of its subsidiaries (collectively the "Company"). Upon the formation of Sovereign Partners, LLC, 71.655% of the members in SovCo Holdings, LLLP, contributed their ownership interests to Sovereign Partners, LLC. The transaction was accounted for at the historical cost basis of the interest transferred and SovCo Holdings, LLLP is the predecessor to Sovereign Partners, LLC. SovCo Holdings, LLLP, a Colorado limited liability limited partnership, was formed on November 28, 2000. The subsidiaries of Sovereign Partners, LLC also include Sovereign Pumpkin Ridge, LLC, Millstone Development, LLC, Legacy of Shorewood, LLC, all real estate development entities and Lighthouse Lending, LLC, a loan correspondent which processes residential mortgages for customers in the State of Colorado. SovCo Holdings, LLLP, subsidiaries are summarized in the table below and generally provide services related to real estate construction and are developers of real estate.

The financial statements do not reflect assets the members and partners may have outside their interests in the Company, nor any personal obligations, including income taxes, of the individual members and partners.

Going concern and management's plans

The Company's consolidated financial statements are presented on the going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is thinly capitalized with approximately $34,000 of members' equity at December 31, 2004 and used significant amounts of cash in its operations for the years ended December 31, 2004 and 2003. Further, at December 31, 2004, the Company is in default of certain covenants contained within its note payable agreement with one of its lenders. Although the Company received a waiver from the effected lender as discussed in Note 7, there can be no assurance that compliance will be able to be maintained. These conditions give rise to substantial doubt about the Company's ability to continue as a going concern.

The Company's continued existence is dependent upon its ability to generate income from continuing operations and to refinance its existing debt arrangements. As described in Note 13, on February 18, 2005, the Company was acquired by USURF America, Inc. ("USURF"). In the Report of Independent Registered Public Accounting Firm of USURF America, Inc., its auditors expressed substantial doubt in the ability of USURF to continue as a going concern. USURF sustained operating losses of approximately $18 million and $1.2 million for the year ended December 31, 2004 and the quarter ended March 31, 2005, respectively.

The Company has implemented a series of actions which it believes will address its current economic situation and ability to maintain compliance with its debt covenants. During 2005, the Company increased its profit margins on the sale of development units by increasing inventory turns which resulted in a decrease in the Company's carrying costs associated with these developments. Additionally, the Company has a significant number of closings from a specific development scheduled for the fourth quarter of 2005, has projected for the expansion of a development in the planning stages as of year-end 2004, and is considering restructuring certain debt instruments to maintain compliance with its debt covenants, which are anticipated to improve the Company's working capital position.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the inability of the Company to continue as a going concern.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of Sovereign Partners, LLC and subsidiaries, as outlined below. All inter-company accounts and transactions have been eliminated in consolidation.

Subsidiaries of Sovereign Partners, LLC	% Ownership	Date Established/ Acquired
Sovereign Pumpkin Ridge, LLC	100.00%	07/07/2004
Millstone Development, LLC	93.50%	05/11/2004
Legacy of Shorewood, LLC	100.00%	07/01/2004
Lighthouse Lending, LLC	50.00%	07/01/2004
SovCo Holdings, LLLP	71.655%	11/28/2000

Subsidiaries of SovCo Holdings, LLLP	% Ownership	Date Established/ Acquired	Date Dissolved/Sold
Sovereign Development, LLC	100.00%	06/21/2000	•
Colony Ridge Development, LLC	59.25%	03/12/2003	•
Colorado River KOA, LLC (Note 9)	100.00%	01/01/1997	•
Foxhill Development, LLC	60.00%	11/13/2000	•
Heritage Condominiums, LLC	50.16%	05/18/1999	•
Kendal Hills, LLC	100.00%	03/27/2001	•
Mountain View at T-Bone Ranch, LLC	60.00%	10/05/2001	•
Pinnacle T-Bone Condominiums, LLC	48.75%	11/24/1997	•
Riverplace Condominiums, LLC	100.00%	10/03/2001	•
Riverview Condos Waukesha, LLC	100.00%	02/22/2001	04/11/2005
Settler's Chase Development, LLC	59.25%	02/25/1998	•
Settler's Commercial Development, LLC	59.25%	03/12/2003	•

Subsidiaries of SovCo Holdings, LLLP	% Ownership	Date Established/ Acquired	Date Dissolved/Sold
Sovereign Companies, LLC	100.00%	01/26/1999	•
Sovereign Realty	100.00%	04/18/2001	•
Sovereign Homes of Colorado	100.00%	11/21/1997	•
Sovereign Telecommunications (Note 10)	100.00%	08/28/2001	02/27/2004
Sovereign Equipment	100.00%	08/23/1999	•
Lighthouse Lending, LLC	50.00%	04/06/2000	•
Sovereign Design	100.00%	02/25/1998	12/21/2000
Sovereign Sports	100.00%	08/23/1999	12/21/2000
Rocky Mountain Panel (Note 10)	100.00%	10/24/1997	12/21/2002
King Concrete (Note 10)	100.00%	05/25/1999	12/21/2002
Pinnacle Electric (Note 10)	100.00%	12/16/1998	12/21/2002
Real Source of Denver	100.00%	04/28/1995	04/19/2002
Sovereign Parker Enterprises, LLC	100.00%	12/03/2001	•
SR Condominiums, LLC	82.50%	06/10/2002	•
Patio Homes at T-Bone Ranch, LLC	50.00%	02/19/1999	•
Canyon Drive Condominiums, LLC	60.00%	10/12/1998	11/19/2003
Matthews Farm, LLC	55.00%	03/27/2001	03/04/2002
Booth Farms, LLC	50.00%	12/07/2000	07/09/2002

• Entity still in existence.

The Company consolidates all operations of all subsidiaries due to a controlling financial interest or a controlling management interest in these subsidiaries.

Investments in unconsolidated entities

In accordance with the Emerging Issues Task Force Issue No. 03-16, *Accounting for Investments in Limited Liability Companies*, the equity method of accounting is used for affiliated LLC entities over which the Company has significant influence; generally this represents partnership equity of at least 3% to 5% and not more than 50% (See Note 4). Under the equity method of accounting, the Company recognizes it's pro rata share of the profits and losses of these entities.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue recognition

The Company recognizes revenue from the sale of real estate when cash is received, title possession and other attributes of ownership have been transferred to the buyer and the Company is not obligated to perform significant additional services after sale and delivery. During construction, all direct material and labor costs and those indirect costs related to acquisition and construction are capitalized, and all customer deposits are treated as liabilities. Capitalized costs are charged to earnings upon revenue recognition. Closing costs incurred in connection with completed homes and selling, general and administrative costs are charged to expense as incurred. Provision for estimated losses on uncompleted contracts and on speculative projects is made in the period in which such losses are determined.

The Company recognizes incremental revenue from incidental operations in excess of incremental costs of incidental operations as a reduction of its capitalized project costs. Incremental costs in excess of incremental revenue are expensed as incurred.

For its mortgage operations, the Company recognizes revenue on fees received from mortgage lenders when the loan is closed. The Company receives a percentage of the loan closing from a third party sponsor based on the interest rate charged to the consumer. The Company may also recognize loan origination fees from the borrowers.

The Company recognizes revenue from non-development service activities when performed and when there are no remaining service obligations required to be performed.

Cash and equivalents

For the purpose of the Consolidated Statements of Cash Flows the Company considers all highly liquid monetary instruments with an original maturity of three months or less to be cash equivalents.

Investment securities

Equity securities in 2004 are classified as available for sale and reported at fair market value, with net unrealized gains and losses excluded from earnings and reported as part of the accumulated other comprehensive loss component of members' equity (deficit). Realized gains and losses on the sale or maturity of investments are determined on the basis of specific identification and are included in net income. At December 31, 2004, investment securities consisted of 3,626,974 shares of USURF common stock valued at $290,000 (see Note 10).

The Company periodically invests excess cash balances with an entity controlled by an officer of the Company. At December 31, 2003, investment securities consisted of marketable securities valued at $641,000. These securities were classified as trading securities at December 31, 2003 and had an original cost basis of $641,000. During 2004, the Company invested its excess cash balances in cash and cash equivalents. Realized losses of approximately $150,000 were recognized on these marketable securities during the year ended December 31, 2004. No losses were realized for the periods ended December 31, 2003 and 2002.

Concentrations of credit risk

The Company's financial instruments that have exposure to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company maintains their cash in institutions that the Company considers of high-credit quality. The balances, at times, may exceed federally insured limits. Accounts receivable are typically unsecured and are derived from transactions with and from customers located primarily in the western United States; the Company performs ongoing credit evaluations of its customers. Based on current customer credit information and subsequent collection history, management has concluded no allowance for doubtful accounts is required as of December 31, 2004 and 2003.

Property and equipment

Property and equipment are recorded at cost. Depreciation is computed by the straight-line method based upon estimated useful lives as follows:

Class of Asset	Useful Life in Years
Airplane, vehicles, furniture and equipment	5
Computers and faxes	3
Leasehold improvements	Lesser of life of lease or useful life
Buildings and developed properties	15-20
Rental real estate	20

Maintenance and repair costs are charged to earnings as incurred. Total depreciation expense for the years ended December 31, 2004, 2003 and 2002 was approximately $603,000, $825,000, and $1,138,000, respectively.

Long-lived assets

The Company reviews the carrying values of its long-lived and identifiable intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Any long-lived assets held for disposal are reported at the lower of their carrying amounts or fair value less cost to sell.

Marketing costs

Certain costs related to model homes are capitalized as prepaid assets and amortized to selling, general and administrative expenses as the homes in the related subdivision are closed. All other marketing costs are expensed as incurred. For the years ended December 31, 2004, 2003 and 2002, the Company incurred marketing costs of approximately $69,000, $123,000 and $115,000, respectively.

Insurance

The Company requires its subcontractors to maintain general liability and worker's compensation insurance. These policies protect the Company against a portion of its risk of loss from claims. Additionally, the Company directly maintains general liability, workers' compensation, directors and officers and builder's risk insurance coverage.

As of December 31, 2004 the Company was involved in certain litigation pertaining to a workers compensation injury sustained by an employee of one of its subcontractors in 1999. The claim has yet to result in any unfavorable rulings against the Company. The matter has been presented to the Appellate Court, with the ruling pending. Since there has been no unfavorable rulings to-date, and the Company's legal counsel is of the opinion that a potential loss is remote, management has determined that a reserve for potential losses related to this litigation is not required.

Real estate and land inventory

Finished inventories are stated at the lower of accumulated cost or net realizable value. Inventories under development or held for development are stated at accumulated cost, unless certain facts indicate such cost would not be recovered from the cash flows generated by future disposition. In this instance, such inventories are measured at fair value.

Sold units are expensed on a specific identification basis. Under the specific identification basis, cost of sales includes the construction cost of the unit, an average lot cost by project based on land acquisition and development costs, and commissions. Construction related overhead and salaries are also capitalized and allocated proportionately to projects being developed. Construction cost of the unit includes amounts paid through the closing date of the unit. Adjustments to estimated total project land acquisition and development costs for the project affect the amount of future unit cost.

The Company capitalizes interest incurred on real estate construction and development into unit inventories. The Company capitalized interest in the amount of approximately $2.4 million, $1.8 million and $1 million in 2004, 2003 and 2002, respectively.

Major components of the Company's inventory at December 31, 2004 and 2003 were (in thousands):

	2004	2003
Residential units under construction	$ 17,073	$ 11,537
Land under and held for development	22,123	19,682
Total real estate and land inventory	$ 39,196	$ 31,219

Allowance for warranties

Residential sales are provided with limited warranties issued by an unaffiliated warranty company against certain building defects. The specific terms and conditions of those warranties vary geographically. Reserves are established by the Company to cover estimated costs of repairs for which the Company is responsible. The Company estimates the costs to be incurred under these warranties and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of units sold, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded allowance for warranties and adjusts the amount as necessary. The allowance for warranties at December 31, 2004 and 2003, was $35,000. Actual warranty expense for the periods ended December 31, 2004, 2003 and 2002 was approximately $6,000, $44,000 and $51,000, respectively.

Start-up and organization costs

Costs and expenses associated with entry into new residential markets and opening new communities in existing markets are expensed when incurred.

Minority interest

When losses applicable to the minority interest in a subsidiary exceed the minority interest in the equity capital of the subsidiary, such excess and any further losses applicable to the minority interest are charged against the majority interest, as there is no obligation for the minority interest to fund such losses.

Income taxes

The Company has elected to be treated as a Limited Liability Company (LLC) for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax returns of the Company's members and no provision for federal income taxes has been recorded on the accompanying financial statements.

Comprehensive income

For the years ended December 31, 2003 and 2002, the Company's comprehensive income (loss) is equal to net income (loss) because there were no other components of comprehensive income. For the year ended December 31, 2004, the Company's comprehensive income differs from net income due to changes in the net unrealized losses on investment securities available for sale. The Company has elected to disclose comprehensive income (loss) in its Consolidated Statements of Changes in Members' Equity (Deficit).

Recent accounting pronouncements

In December 2003, the Financial Accounting Standards Board issued Interpretation No. 46R ("FIN 46R"), *Consolidation of Variable Interest Entities*, to replace Interpretation No. 46 ("FIN 46") which was issued in January 2003. FIN 46R addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and whether it should consolidate the entity. FIN 46R was applicable immediately to variable interest entities created after January 1, 2004 and as of the end of the first annual period beginning after December 15, 2004 to those created before 2004 and not already consolidated under FIN 46 in previously issued financial statements. The Company does not normally participate in variable interest entities. The Company will adopt FIN 46R in 2005 and has analyzed the applicability of this interpretation to its structures and determined that the Company has an affiliate that will need to be consolidated under this new guidance. This affiliate provides the Company with payroll related services. The Company does not believe there will be a material impact on the consolidated entity upon adoption. See Note 12 for more information on the Company's related party transactions with this affiliate.

2. Prepaid and Other Assets

Prepaid and other assets consisted of the following (in thousands):

	December 31, 2004	December 31, 2003
Deposits	$ 274	$ 108
Prepaids	131	50
Escrow deposits	99	163
Undeposited funds	65	-
Other	13	27
Total prepaid and other assets	$ 582	$ 348

3. Property and Equipment

Property and equipment consisted of the following (in thousands):

	December 31, 2004	December 31, 2003
Airplane and vehicles	$ 190	$ 205
Furniture and equipment	583	961
Computers and faxes	92	75
Leasehold improvements	285	278
Buildings and developed properties	5,066	7,456
Rental real estate	125	3,391
	6,341	12,366
Accumulated depreciation	(2,121)	(2,439)
Property and equipment, net	$ 4,220	$ 9,927

4. Investments in Unconsolidated Entities

Investments in unconsolidated entities are recorded using the equity method of accounting and consisted of the following (in thousands):

	% Ownership	December 31, 2004	December 31, 2003
Western Title Funding	35.0%	$ 36	$ 12
Victory Aviation	10.0%	65	42
		$ 101	$ 54

During 2003, Sovereign Companies, LLC acquired a 17.5% interest in Western Title Funding. In 2004, Sovereign Partners, LLC acquired an additional 17.5% in Western Title Funding, LLC.

During 2002, Sovereign Companies, LLC sold its 49.99% interest in Sovereign Mortgage, LP (the predecessor to Lighthouse Lending, LLC) to an unaffiliated entity for approximately $25,000.

In 2001, Rocky Mountain Panel, a wholly owned subsidiary of Sovereign Companies, LLC distributed 120,000 shares of publicly traded Global Water Technologies common stock in lieu of a distribution of Sovereign Companies, LLC's investment in Rocky Mountain Panel. The share price was $2.50 a share upon receipt. Subsequent to this distribution, Global Water Technologies stock significantly declined in price and the Company deemed this decline to be other than temporary due to the deterioration of the entity's financial position that eventually lead to bankruptcy proceedings. For the years ended December 31, 2004, 2003, and 2002 the Company recognized a loss on this investment of approximately $1,000, $29,000 and $268,000, respectively.

5. Accrued and Other Liabilities

Accrued expenses and other liabilities consisted of the following (in thousands):

	December 31, 2004		December 31, 2003	
Accrued expenses and other	$	673	$	629
Accrued property taxes		286		226
Accrued wages and vacation		165		248
Accrued interest		104		143
Due to loan officer		43		40
Total accrued and other liabilities	$	1,271	$	1,286

6. Construction Lines-of-Credit

The Company maintains secured revolving construction lines-of-credit with several lending institutions for its construction projects. At December 31, 2004 and 2003 the aggregate borrowings available under the lines-of-credit total $24,437,698 and $14,538,744, respectively. Advances on the lines-of-credit totaled $13,116,647 and $9,916,162, at December 31, 2004 and 2003, respectively. Borrowings on the lines are converted to permanent loans upon completion of each project, and are repaid in connection with the sale of completed units. The lines-of-credit are secured by the project being constructed. Each construction line is personally guaranteed by the individual members of each development entity. The lines-of-credit bear interest at rates ranging from 4.25% to 7.75%, and have maturity dates ranging from January 2005 through November 2006, with two exceptions with maturities in May 2011 and July 2034, unless extended. As of December 31, 2004, the construction lines-of-credit outstanding amounts range from $68,379 to $4,785,034, utilizing nine different lenders. As of December 31, 2003 the outstanding amounts ranged from $128,607 to $2,469,907, utilizing six different lenders.

7. Notes Payable and Related Party Debt

The Company has both debt collateralized by real estate and other unsecured term debt. These notes payable totaled $22,006,488 and $23,375,265 at December 31, 2004 and 2003, respectively. The notes payable bear interest at rates ranging from 5% to 10%, and have maturity dates ranging from January 2005 through December 2011. As of December 31, 2004, the notes payable outstanding amounts range from $1,500 to $4,658,542, utilizing sixteen different lenders. As of December 31, 2003, the outstanding amounts ranged from $45,000 to $3,520,104, utilizing twelve different lenders.

The Company has related party debt of $3,947,215 and $2,507,682 at December 31, 2004 and 2003 respectively, utilizing seven different related parties. Interest rates range from 6.00% to 16.00%, and have maturity dates ranging from October 2005 through October 2007, with three exceptions. Two notes amortize over thirty years maturing April 2033 and February 2034, and one note is interest only, with no stated maturity date. For the years ended December 31, 2004, 2003 and 2002, interest expense incurred on the related party debt was $268,431, $201,788 and $99,683, respectively. At December 31, 2004 and 2003, accrued interest payable to related parties was approximately $18,000 and $8,000, respectively.

Maturities of construction lines-of-credit, notes payable and related party debt are as follows (in thousands):

Years Ending December 31,		
2005	$	20,103
2006		9,542
2007		948
2008		262
2009		276
Thereafter		7,939
	$	39,070

The Company was not in compliance with certain debt covenants at December 31, 2004, and has received a waiver from the effected lender, through March 31, 2005. Management believes that they have implemented a plan to remain in compliance with all debt covenants from April 1, 2005 through December 31, 2005; however, there can be no assurance that compliance will be able to be maintained. The Company's most stringent debt compliance measurements are of minimum Net Worth, Liquidity, and Total Liabilities-to-Net Worth ratios.

8. Leases

The Company leases office space and certain property and equipment under non-cancelable operating leases. The future minimum lease payments required under operating leases that have initial or remaining non-cancelable terms in excess of one year are as follows (in thousands):

Years Ending December 31,		
2005	$	437
2006		305
2007		236
2008		138
2009		19
Total minimum lease payments	$	1,135

Rent expense for the years ended December 31, 2004, 2003 and 2002 was approximately $457,000, $365,000 and $276,000, respectively.

9. Commitments and Contingencies

Letters of credit

At December 31, 2004 and 2003, the Company, in the normal course of business, had outstanding letters of credit of $101,938 and $487,483, respectively. The letters are maintained for the benefit of certain vendors on a real estate development.

Litigation

In the normal course of business, the Company is party to litigation from time to time. The Company maintains insurance to cover certain actions and believes that resolution of such litigation will not have a material adverse effect on the Company.

Currently, pending litigation exists with regard to a claim filed against the Company on December 2, 2004 by an organization who is requesting that the Company cancel their registration and use of a specific Company trademark. Since there has been no unfavorable rulings to-date, and the Company's legal counsel is of the opinion that a favorable settlement is likely to occur, management has determined that a reserve for potential losses related to this litigation is not required.

As noted in Note 1, the Company was involved in certain litigation pertaining to a workers compensation injury sustained by an employee of one of its subcontractors in 1999. The claim has yet to result in any unfavorable rulings against the Company. The matter has been presented to the Appellate Court, with the ruling pending. Since there has been no unfavorable rulings to-date, and the Company's legal counsel is of the opinion that a potential loss is remote, management has determined that a reserve for potential losses related to this litigation is not required.

Management agreement and agreement to sell property

During 2001, the Company entered into an agreement with an independent resort management company for the management and ultimately the sale of the assets of Colorado River KOA, LLC (a camp ground resort). The management agreement expires in October 2005. The purchase consideration to be received for this resort will be $4,000,000, payable through the assignment of receivables during the management period totaling $1,000,000 and 600,000 shares of redeemable common stock of the resort management company with an estimated fair value of $5.00 per share. The Company anticipates closing on the sale in late 2005. As a result of the Company's continuing significant involvement, and the possibility that the sale transaction may not be consummated, the operations of Colorado River KOA, LLC are reported in continuing operations.

10. Discontinued Operations

Sovereign Telecommunications

On February 27, 2004 Sovereign Companies, LLC entered into an Asset Purchase and Subscriber Agreement (the "Agreement") with USURF Communications, Inc. and USURF America, Inc. (collectively referred to as "USURF"). Under the terms of the Agreement, Sovereign Companies, LLC sold equipment and subscriber assets of its wholly owned subsidiary, Sovereign Telecommunications, in exchange for consideration consisting of 1,188,679 shares of USURF common stock valued at $0.20 per share. Under the terms of the agreement the USURF common stock was required to be registered with the Securities and Exchange Commission ("SEC"). On November 16, 2004, as a result of USURF not timely registering with the SEC, Sovereign Companies, LLC received 962,263 additional shares of USURF common stock valued at $0.08 per share.

Additionally on February 27, 2004, the Company sold certain equipment and subscriber assets to USURF in exchange for 815,702 shares of USURF common stock valued at $0.20 per share. Under the terms of the agreement the USURF common stock was required to be registered with the SEC. On November 16, 2004, as a result of USURF not timely registering with the SEC, the Company received 660,330 additional shares of USURF common stock valued at $0.08 per share.

Rocky Mountain Panel

In October 2001, the Company sold the assets and certain liabilities of Rocky Mountain Panel for $1,030,000 cash. During 2002 the Company incurred additional expenses of approximately $27,000 to dissolve this subsidiary.

King Concrete

In April 2001, the Company closed the operations of King Concrete. During 2002, the Company incurred additional expenses of approximately $32,000 to dissolve this subsidiary.

Pinnacle Electric

In 2001, the Company closed the operations of Pinnacle Electric. During 2002, the Company incurred additional expenses of approximately $32,000 to dissolve this subsidiary.

Assets and liabilities of the discontinued operations are as follows (in thousands):

	December 31,	
	2004	2003
Assets	$ -	$ 33
Liabilities	$ -	$ 42

Summarized financial information for discontinued operations are as follows (in thousands):

	Years ended December 31,		
	2004	2003	2002
Revenue	$ 71	$ 552	$ 1,124
Expenses	103	806	1,217
Loss from discontinued operations	(32)	(254)	(93)
Gain (loss) on disposal	1	(2)	(388)
Loss from discontinued operations	$ (31)	$ (256)	$ (481)

11. Members' Equity (Deficit)

The Company and its subsidiaries operating agreements define how profits and losses are generally allocated amongst its members. Generally, profits and losses are allocated first to preferred members in an amount equal to their Preferred Return (as defined in their respective Operating Agreements) and then all remaining profits and losses are allocated to the common members based on their respective ownership percentages.

12. Related Parties

Commission expense

Principles and other related parties are licensed realtors providing related services to the Company. Payments to these parties totaled $12,135, $0, and $18,029 for the years ended December 31, 2004, 2003 and 2002, respectively.

Rent expense

At times, the Company sells model units of housing developments to related parties and leases them back until the project is completed. For the years ended December 31, 2004, 2003 and 2002, the Company incurred rent expense on the lease of these units of $108,691, $11,857 and $34,307, respectively.

Sales

Model unit sales to related parties totaled $525,848, $116,245 and $343,433 for the years ended December 31, 2004, 2003, and 2002, respectively.

Borrowings and related interest expense

See Note 7 for discussion of related party debt.

Due from related parties

As of December 31, 2004 and 2003, amounts due from related parties totaled $306,526 and $60,000, respectively. These receivables were derived from various real estate transactions entered into between the Company and the related parties. These amounts are due on demand and do not bear interest.

Due to related parties

During 2004 and 2003, the Company incurred project development costs that were paid by one of the principles of the Company on behalf of the Company. As of December 31, 2004 and 2003, amounts due for these costs were $33,009 and $111,642, respectively.

Management and personnel services company

The Company utilizes management and other personnel that are employed by Sovereign Group Holdings, Inc. ("SGH"). SGH is affiliated by common ownership with Sovereign Partners, LLC. Salary, commissions and certain benefits are charged to the Company by SGH and are based on actual hours worked and commissions earned for each payroll period. Total salaries, commissions and certain benefits charged by SGH to the Company were approximately $4,225,000, $4,413,000 and $3,178,000 for the years ended December 31, 2004, 2003 and 2002, respectively. The Company had salaries and commissions payable to SGH of approximately $22,000 and $2,000 at December 31, 2004 and 2003, respectively. Additionally, the Company prepaid certain personnel benefits to SGH of approximately $72,000 at both December 31, 2004 and 2003.

13. Subsequent Events

Acquisition of the Company by USURF America, Inc.

On January 26, 2005, the Company entered into a Securities Purchase Agreement (the "Acquisition Agreement") to be acquired by USURF America, Inc. ("USURF"). Under the terms of the Acquisition Agreement, on February 18, 2005, USURF acquired 100% of the Company's members' interests in exchange for 35,000,000 shares of USURF common stock and 100,000 shares of Series B Preferred Stock. As a result of this acquisition, the Company became a wholly owned subsidiary of USURF.

Under the terms of the Acquisition Agreement, the Company's members are to be issued additional shares of USURF common stock and Preferred Stock if certain financial performance measures are achieved over the twenty-four and thirty-six month periods following the closing of the acquisition. The aggregate number of shares of USURF capital stock issuable is limited to 300,000,000 shares of common stock or such number of shares of Series B Preferred Stock that is convertible into 300,000,000 shares of common stock, or any combination of Series B Preferred Stock and common stock which does not exceed 300,000,000 shares of common stock in total.

Establishment of new subsidiaries

In 2005, the Company established two new wholly owned subsidiaries, Stone Gate Summit, LLC and Sovereign Homes of Minnesota. Both entities are located in Rochester, Minnesota and were created primarily as developers of residential real estate.

Purchase of member interest

In January 2005, the Company acquired the interest of two minority members and an on-going management fee from a subsidiary. The cash portion totaled $550,000 with quarterly payments of $50,000, concluding in 2007. The ownership interest and management fee will conclude when the project has been fully sold-out.

Pending litigation

In April 2005, the Company initiated action against certain members of one of its LLC subsidiaries, on the basis of manager operating consent. An action was also filed against the Company by these same members, asserting breach of the Operating Agreement, fiduciary duty, good faith and fair dealing. At present, the two parties have participated in an initial mediation. To date, the matter remains unresolved. Management is confident that a favorable outcome will occur from the pending litigation.